July 14, 2015

VIA ELECTRONIC TRANSMISSION AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	MCBC Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-203815)

Acceleration Request:

Requested Date: July 16, 2015

Requested Time: 3:00 PM Eastern Time

July 14, 2015

Re:	MCBC Holdings, Inc.
Registration Statement Filed on Form S-1
Registration No. 333-203815

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 7, 2015 and the date hereof the number of Preliminary Prospectuses dated July 7, 2015, which were furnished to five prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 3,420.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Eastern time, on July 16, 2015 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

RAYMOND JAMES & ASSOCIATES, INC.

As Representatives of the several Underwriters

BY: ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Kurt M. Roth
Name:	Kurt M. Roth
Title:	Managing Director

By: RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Justin Roman
Name:	Justin Roman
Title:	Senior Vice President

[Underwriter Signature Page to Acceleration Request]